Himalaya Shipping Ltd. (HSHP) – Commercial Update

Hamilton, Bermuda, December 6, 2023

In November 2023, the Company achieved average time charter equivalent (“TCE”) earnings of approximately US$33,200 per day, gross1. The Company’s five vessels trading on index-linked time charters earned approximately US$33,800 per day, gross, including average daily scrubber benefits of approximately US$1,300 per day. The Company’s only vessel trading on a fixed time charter earned US$30,000 per day, gross.

The Baltic 5TC Capesize Index averaged US$24,003 during November 2023.

The Company has agreed to convert its index linked charters to fixed rate time charters for varying periods from December 1, 2023 to March 31, 2024 as follows:

December 2023: 5 vessels at an average of $33,417 per day, gross
January 2024: 5 vessels at an average of $25,465 per day, gross
February 2024: 3 vessels at an average of $23,508 per day, gross
March 2024: 3 vessels at an average of $23,508 per day, gross

In addition, two vessels will earn a fixed scrubber premium of $2,500 per day from December 1, 2023 to March 31, 2024. The remaining three vessels will continue to earn scrubber premium according to the terms of the existing time charter agreements.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has six vessels in operation and six Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by Q2 2024.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to the expected delivery date of our remaining newbuildings under construction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the delivery of our remaining newbuild vessels including the timing thereof and other risks, including those set forth under the heading “Risk Factors” in our Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commission, and divided by operational days. Our management believes average TCE earnings can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
November 30, 2023
Time charter revenues	$5.8
Address commission	$0.2
Operating revenues, gross	$6.0

Fleet operational days	180
Average Daily TCE Earnings, gross	$33,200